

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

John Loeffler, II
Chief Executive Officer
CaliberCos Inc.
8901 E. Mountain View Rd
Ste 150
Scottsdale, AZ 85258

Re: **CaliberCos Inc.**
Offering Statement on Form 1-A
Post-qualification Amendment No. 1
Filed May 27, 2020
File No. 024-11016

Dear Mr. Loeffler:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Post-qualification Amendment No. 1

Incorporation by Reference of Offering Circular, page 1

1. We note that you are seeking to incorporate information by reference. Please note that General Instruction III of Form 1-A limits the amount of information that can be incorporated by reference and further requires that all descriptions of where information incorporated by reference can be found must be accompanied by a hyperlink to the incorporated document on EDGAR. Please revise your post-effective amendment to comply with the requirements set forth in this instruction.

Trends Affecting Our Business, page 3

2. We note your disclosure that the majority of your business is located in Arizona. If

material, please revise your disclosure to address the recent significant increase of COVID-19 in Arizona and any additional impact of this increase on your business operations.

General

3.   Please note the financial statement updating requirements of paragraph (c)(1) Part F/S of Form 1-A.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas Poletti, Esq.